HUHUTECH International Group Inc.

3-1208 Tiananzhihui Compound
228 Linghu Road
Xinwu District, Wuxi City, Jiangsu Province
People’s Republic of China 214135

January 6, 2023

Via EDGAR

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Kevin Stertzel
Claire Erlanger
Jenny O’Sanick
Jay Ingram

Re:	HUHUTECH International Group Inc.
Draft Registration Statement on Form F-1
Filed on October 21, 2022
File No. 377-06419

Ladies and Gentlemen:

This letter is in response to the letter dated November 16, 2022, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to HUHUTECH International Group Inc. (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended Draft Registration Statement on Form F-1 (the “Amended Draft Registration Statement”) is being submitted confidentially to accompany this letter.

Draft Registration Statement on Form F-1 filed October 21, 2022

Cover Page

1. We note your disclosure that you are not a Chinese operating company but a Cayman Islands holding company with operations conducted by one or more subsidiaries. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.

RESPONSE: We note the Staff’s comment, and respectfully advise that we have added a cross-reference on the cover page to a more detailed description of the risks facing the company and the offering as a result of this structure.

2. Clearly disclose how you will refer to the holding company and subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. For example, refrain from using terms such as “we” or “our” or “the Company” when disclosing the entity in which investors are purchasing an interest. In addition, please revise throughout the filing to clarify which subsidiary is currently an operating subsidiary and refer to your subsidiaries consistently. If there are any other operating subsidiaries outside of China, please revise your disclosure to provide material information to prospective investors.

RESPONSE: We note the Staff’s comment, and respectfully advise that we have revised the cover page to clarify that when disclosing the entity in which investors are purchasing an interest, we use the term “holding company” in the prospectus. We have also revised throughout the filing to clarify that HUHU China is currently the operating subsidiary.

3. Please explain whether you will be a controlled company under exchange rules and, as a result, may elect not to comply with certain corporate governance requirements. Please update your disclosure as appropriate.

RESPONSE: We note the Staff’s comment, and respectfully advise that we will be a controlled company under the exchange rules, and therefore we have the option not to comply with certain corporate governance requirement on the cover page and page 19 of the prospectus summary section.

4. We note your general disclosure regarding how cash is transferred through your organization here and in the prospectus summary and have the following comments:

●	Please revise to describe more specifically for each subsidiary.

●	Please clarify whether any dividends or distributions have been made and if so, quantify the amount. If no dividends or distributions have been made, please revise your disclosure elsewhere in the filing.

●	Please confirm whether you and your subsidiaries do not expect to pay cash dividends in the foreseeable future to the other subsidiaries and to investors.

●	Please clarify whether any of your China-based subsidiaries have incurred debt on their own behalf, which restrict their ability to pay dividends to HUHUTECH.

●	When describing the “statutory foreign debt upper limit” elsewhere in the document, please use consistent terminology for clarity.

RESPONSE: We note the Staff’s comment, and respectfully advise that we have revised the relevant section in the prospectus to describe more specifically how each subsidiary transfers cash. We have revised the language when referring to the statutory foreign debt upper limit in this section. We also advise the following:

a.	as of the date of this prospectus, no cash transfer or transfer of other assets has occurred between HUHUTECH and any of its subsidiaries.

b.	As of the date of this prospectus, none of HUHUTECH’s subsidiaries has incurred any debt on their own behalf which restrict their ability to pay dividends to HUHUTECH.

c.	As of the date of this prospectus, none of our subsidiaries have made any dividends or distributions and we have not made any dividends or distributions to our shareholders. We and our subsidiaries do not expect to pay cash dividends in the foreseeable future to other subsidiaries and to investors. We currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business.

Prospectus Summary, page 1

5. Please refer to the table on page 1 and explain how the information is consistent with the table included on F-14.

RESPONSE: We note the Staff’s comment, and respectfully advise that we have revised the financial notes to clarify the exchange rates used in translating financial statements are consistent among result of operations and cash flow in the consolidated statement and the balance sheet items(except for equity account).

6. Please clarify whether you have written agreements with the customers and suppliers mentioned in this section. Also, file the agreements as exhibits to your registration statement. In the alternative, please explain why you are not required to do so.

RESPONSE: We note the Staff’s comment, and respectfully advise that we have written agreements with customers and suppliers. We have filed the form agreements with our customers and suppliers as exhibits 10.9 and 10.10.

7. In your risk factor summary, please revise your risks related to doing business in the PRC to include cross-references to the more detailed discussion of these risks in the filing.

RESPONSE: We note the Staff’s comment, and respectfully advise that we have included cross-references to the detailed description of risks related to doing business in China in the risk factor summary section on page 10-11 of the Amendment No.1 to the Draft Registration Statement.

8. Please revise both the risk factor summary and the risk factors section to move forward the risks related to doing business in the PRC so that such risks are prominently disclosed within each section in relation to other identified material risks.

RESPONSE: We note the Staff’s comment, and respectfully advise that we have adjusted the order of our risk factor summary and risk factors section to disclose the risks related to doing business in the PRC in a more prominent manner compared to other identified material risks, on page 21-39 of the Amendment No.1 to the Draft Registration Statement

9. We note your disclosure that management concluded that your internal control over financial reporting as of December 31, 2021 was ineffective. Consider revising your summary risk factors to include this risk.

RESPONSE: We note the Staff’s comment, and respectfully advise that we have revised our summary risk factors to include the risks related the ineffective finding of our internal control over financial reporting as of December 31, 2021 on page 49 of the Amendment No.1 to the Draft Registration Statement.

Risk Factors

COVID-19, page 20

10. We note your COVID-19 discussion that you experienced significant business disruptions, including production and sales activities, and that COVID-19 had a material adverse effect on your results of operations and financial condition. Please revise your disclosure to describe these effects.

RESPONSE: We note the Staff’s comment, and respectfully advise that according to the company, the company’s business has not experienced significant business disruptions, including production and sales activities, and therefore, COVID-19 has not had a material adverse effect on our results of operations and financial condition. we have revised the disclosure on page 60 of the Amendment No.1 to the Draft Registration Statement.

Risk Factors

Inflation, page 24

11. We note you identify inflation among the factors that may materially affect your results on page 24. If recent inflationary pressures have materially impacted your operations, please include appropriate risk factor disclosure and revise throughout the filing. Identify the types of inflationary pressures you are facing, describe how your business has been affected and the resulting impact on your financial condition and results of operation, and identify the actions planned or taken, if any, to mitigate inflationary pressure. Finally, please disclose whether and how your business segment, products, lines of service, projects, or operations are materially impacted by supply chain disruptions, especially in light of Russia’s invasion of Ukraine. For example, discuss whether you have or expect to:

●	suspend the production, purchase, sale or maintenance of certain items;

●	experience higher costs due to constrained capacity or increased commodity prices or challenges sourcing materials;

●	experience surges or declines in consumer demand for which you are unable to adequately adjust your supply;

●	be unable to supply products at competitive prices or at all due to export restrictions, sanctions, or the ongoing invasion; or

●	be exposed to supply chain risk in light of Russia’s invasion of Ukraine and/or related geopolitical tension or have sought to “de-globalize” your supply chain.

Explain whether and how you have undertaken efforts to mitigate the impact and where possible quantify the impact to your business.

RESPONSE: We note the Staff’s comment, and respectfully advise that inflation in China has not materially impacted our results of operations. The year-over-year percent changes in the consumer price index for recent years in China have not been extraordinarily high. Since all of our business operation are based in China, we have not been subject to significant impact created by inflation. In addition, we have not experienced major supply chain disruptions in our business operations, or experienced any of the situations related to the supply chain disruptions. Therefore, we have not undertaken efforts to mitigate the impact. We have revised our disclosure on page 44 of the Amendment No.1 to the Draft Registration Statement.

Risk Factors

Business segments, page 27

12. Please clarify whether you have multiple business segments.

RESPONSE: We note the Staff’s comment, and respectfully advise that we only have one business segment in accordance with ASC Topic 280, Segment Reporting. The Company operates and manages its business in PRC China as a single segment. As the Company’s long-lived assets are substantially all located in the PRC and substantially all the Company’s revenues are derived from within the PRC, no geographical segments are presented.

Risk Factors

HFCAA, page 38

13. We note your disclosure about the Holding Foreign Companies Accountable Act. Please update to specifically reference that the United States Senate has passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would reduce the time before your securities may be prohibited from trading or delisted.

RESPONSE: We note the Staff’s comment, and respectfully advise that we have revised the risk factor to specifically reference that the United States Senate has passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would reduce the time before our securities may be prohibited from trading or delisted on page 36 of the Amendment No.1 to the Draft Registration Statement.

Risk Factors

Shareholder noncompliance, page 38

14. Please expand your disclosure to clarify which of your shareholders are not in compliance with PRC regulations relating to offshore investment activities by PRC residents. If any of these shareholders is a director or member of senior management of the company and disclosure is required pursuant to Item 8.A.7. of Form 20-F, please update your disclosure. Revise your filing to discuss any current legal or administrative proceedings.

RESPONSE: We note the Staff’s comment, and respectfully advise that as of the date of this prospectus, all our shareholders have completed the circular 37 registration and are in compliance with PRC regulations relating to offshore investment activities by PRC residents. We have revised our risk factor disclosure on page 93 of the Amendment No.1 to the Draft Registration Statement to clarify the above.

Risk Factors

Nasdaq approval, page 42

15. Please add risk factor disclosure regarding the risks that Nasdaq may not approve your application for listing. In this regard, we note disclosure on the prospectus cover pages that states the offering will not be completed in the absence of Nasdaq listing approval (i.e., “if it is not approved, we will not complete this offering”).

RESPONSE: We note the Staff’s comment, and respectfully advise that we have added a risk factor to address the risks that Nasdaq may not approve our application for listing on page 50 of the Amendment No.1 to the Draft Registration Statement.

Use of Proceeds, page 49

16. We note your disclosure that approximately 30% of the net proceeds from the offering is expected to be used for the acquisitions of, or investments in, or setting up enterprises focused in the same industry in other countries. Please clarify whether this is specific to HUHU Japan or refer to any other current or future subsidiaries and revise throughout the filing. Please also describe how your disclosure complies with Item 3.C.2. and 3.C.3. of Form 20-F.

RESPONSE: We note the Staff’s comment, and respectfully advise that we currently have no plan to set up enterprises focused in our industry in other countries. We plan to use this part of the net proceeds for developing and expanding our business located in the PRC. We do not believe 3.C.3. applies in this section because we have no plan of making any acquisition of other businesses. We have revised the Use of proceeds to disclose the assets we plan to purchase and the cost of such assets to comply with item 3.C.2. on page 52 of the Amendment No.1 to the Draft Registration Statement.

Capitalization, page 51

17. The footnotes to your capitalization table refer to a "non-accountable expense allowance" as a deduction to expected offering proceeds. Please tell us and explain in your disclosure, the nature of this adjustment.

RESPONSE: We note the Staff’s comment and respectfully advise that we have revised the footnotes presentation in the Capitalization section on Page 54 of the Amendment No.1 to the Draft Registration Statement to remove the reference to “non-accountable expense allowance”.

Enforceability of Civil Liberties, page 53

18. Please revise to disclose whether your directors, officers, or senior management are located in China or Hong Kong and, if so, state that it will be more difficult to bring actions and enforce judgments against these individuals.

RESPONSE: We note the Staff’s comment, and respectfully advise that we have added disclosure in the Enforceability of Civil Liberties to clarify that a majority of our directors and officers ae located in China, and it will be more difficult to bring actions and enforce judgments against these individuals, on page 56 of the Amendment No.1 to the Draft Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations General, page 57

19. Please refer to comment 47 below. On page 58, please tell us how you determined to include a reference to interim results ended March 31, 2022 without providing corresponding interim financial statements. Revise disclosures as appropriate.

RESPONSE: We note the Staff’s response, and respectfully advise that we have revised the disclosure on page 60 of the Amendment No.1 to the Draft Registration Statement to clarify that the financial cut-off date of our half year results should be June 30, 2022, instead of March 31, 2022. Therefore, we have not provided our interim financial statements.

20. Please identify any trend information that is reasonably likely to have a material effect on your results of operation or financial condition. By way of example only, for the current financial year, discuss any known trends or uncertainties in average contract price and number of contracts for your system integration projects as well as cash requirements related to the expansion of HUHU Japan, if any. Refer to Item 5.D. of Form 20-F.

RESPONSE: We note the Staff’s response, and respectfully advise that we have added disclosure regarding any trend information that is likely to have a material effect on our results of operation or financial conditions on page 61 of the Amendment No.1 to the Draft Registration Statement.

21. Revise your disclosure to include the expected construction of a 5,000 square meter R&D plant, as discussed the Use of Proceeds section, and management’s expectations regarding R&D spending.

RESPONSE: We note the Staff’s comment, and respectfully advise that we have added disclosure regarding the management’s expectations regarding R&D spending on Page 61 of the Amendment No.1 to the Draft Registration Statement accordingly.

22. Please revise to include the information required by Item 11 of Form 20-F.

RESPONSE: We note the Staff’s comment, and respectfully advise that we have included the quantitative and qualitative disclosure about market risk on Page 73 of the Amendment No.1 to the Draft Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations System integration projects contracts, page 59

23. Please clarify whether your system integration projects are long-term contracts or short-term contracts. Please update your disclosure to identify actions planned or taken, if any, to mitigate inflationary pressures from these contracts and update your risk factor disclosure as applicable.

RESPONSE: We note the Staff’s comment, and respectfully advise that we have revised our disclosure to clarify that 5% of our integration projects are long-term projects, which mainly include gas monitoring system, heat insulation system and facility monitoring and management system, and 95% are short-term contracts that are mainly supplemental contracts of long-term contracts. We also respectfully advise that inflation in China has not materially impacted our business operations and results of operations, and therefore, we have not taken or planned to take actions to mitigate inflationary pressures. Please refer to our added disclosure on page 61 and 44 of the Amendment No.1 to the Draft Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations State-owned companies benefit, page 60

24. We note your disclosure that you expect state-owned companies “will bring future benefits to the Company’s operations even with lower profit margin.” Please provide any statistical data that you believe will enhance a reader’s understanding of this statement.

RESPONSE: We note the Staff’s comment, and respectfully advise that it has been the Company’s business strategy to provide engineer consulting service to stated-owned companies customers (“SOEs”) with the anticipation that we may gain more cross-selling opportunities to sell its system integration service and products to the SOEs customers. We have also revised our disclosure on page 67 of the Amendment No.1 to the Draft Registration Statement to clarify that the Company has not generated substantial revenue from the cooperation with the related SOEs so does not possess any statistical data of future benefit.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Bank loans, page 62

25. Please clarify whether you have written loan agreements with banks mentioned in this section. Also, file the agreements as exhibits to your registration statement. In the alternative, please explain why you are not required to do so.

RESPONSE: We note the Staff’s comment, and respectfully advise that we have written loan agreements with banks, and we have filed the loan agreements as exhibit 10.5, 10.6, 10.7 and 10.8 to the Amendment No.1 to the Draft Registration Statement.

26. Please discuss your bank loans as sources of liquidity.

RESPONSE: We note the Staff’s comment, and respectfully advise that we have added disclosure on page 69-70 of the Amendment No.1 to the Draft Registration Statement to discuss our bank loans as sources of liquidity.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Material cash requirements, page 64

27. Please revise to describe all material cash requirements, including short-term and long term requirements, the anticipated source of funds needed to satisfy such cash requirements and the general purpose of such requirements.

RESPONSE: We note the Staff’s comment, and respectfully advise that we have added disclosure on page 70 of the Amendment No.1 to the Draft Registration Statement to describe material cash requirements, including short-term and long-term requirements, the anticipated source of funds needed to satisfy such cash requirements and the general purpose of such requirements.

Management's Discussion and Analysis of Financial Condition and Results of Operations Critical accounting estimates, page 65

28. Please explain how your disclosure in this section complies with Item 5.E. of Form 20-F, including how the disclosure supplements, but does not duplicate, the description of accounting policies in the Notes to the Financial Statements.

RESPONSE: We note the Staff’s comment, and respectfully advise that we have revised the disclosure on page 74 of the Amendment No.1 to the Draft Registration Statement to explain that the critical accounting polices is meant to portray our financial condition and results. It involves management’s most difficult, subjective or complex judgments and should be read in conjunction with our consolidated financial statements and other disclosures included in the Amendment No.1 to the Draft Registration Statement.

Business

Development opportunities, page 70

29. We note your disclosure that “new production lines of domestic fabrication plants ('fabs') will bring development opportunities for us as such new fabs may require high-purity.” Please elaborate on how you determined that these will bring development opportunities.

RESPONSE: We note the Staff’s comment, and respectfully advise that fabs produce wafers, which are essential in producing chips. The wafer production at fabs requires complicated technology and comprehensive processing techniques. As a result, wafer production requires substantial financial investment and mature technology, which not every competitor in semi-conductor industry possess. New production lines of domestic fabs enable us to have competitive edge in the industry and may bring substantial profit in the future. Therefore, we consider new production lines of domestic fabs development opportunities. We have revised our business section to explain such advantage on page 79 of the Amendment No.1 to the Draft Registration Statement.

Business

Marketing, page 76

30. Please explain how you determined that this Sales and Marketing disclosure is consistent with the operating expenses discussion in on page 61, which states that “[s]elling expenses primarily consisted of salary and compensation expenses relating to our sales personnel, advertising expenses, promotional service fees . . ."

RESPONSE: We note the Staff’s comment, and respectfully advise that we have revised our disclosure on page 65 of the Amendment No.1 to the Draft Registration Statement to reconcile our statements regarding the operating expenses and sales and marketing disclosure.

Business Leases, page 79

31. Please clarify whether you have written agreements for your leases mentioned in this section. Also, file the agreements as exhibits to your registration statement. In the alternative, please explain why you are not required to do so.

RESPONSE: We note the Staff’s comment, and respectfully advise that we have written agreements for our current leases. We have filed the lease agreements as exhibit 10.3 and 10.4 to the Amendment No.1 to the Draft Registration Statement.

Regulation, page 89

32. Please revise throughout whether you applied for approval from the Ministry of Commerce related to the reorganization and whether approval is pending or has been granted. Please also clarify whether the referenced reorganization relates to the reorganization that was completed in January 2022 or the restructuring that was completed in March 2022 and revise the disclosures in the filing.

RESPONSE: We note the Staff’s comment, and respectfully advise that we have revised throughout the prospectus that we have not applied for approval from the Ministry of Commerce related to the reorganization.

33. To the extent HUHU Japan conducts operations in Japan, please update this section to describe, as an example only, regulatory permissions to conduct its business. Refer to Item 4.B.8. of Form 20-F.

RESPONSE: We note the Staff’s comment, and respectfully advise that we have updated this section to describe regulatory permissions to conduct its business and other relevant regulations in Japan on page 98 of the Amendment No.1 to the Draft Registration Statement.

Management, page 90

34. Please clarify who is the current chairperson of the Board and revise throughout the filing.

RESPONSE: We note the Staff’s comment, and respectfully advise that Yinglai Wang is the chairperson of the board. We have revised the management section and throughout the filing to clarify that Yinglai Wang is the chairperson of the board.

35. Explain whether Yujun Xiao’s business experience at Shanghai Tongcheng Enterprise Management Co., Ltd, as described in the Related Party Transaction section, should be disclosed in this section.

RESPONSE: We note the Staff’s comment, and respectfully advise that Shanghai Tongcheng Enterprise Management Co., Ltd. is a holding company without any operation. Therefore, Yujun Xiao has not participated in the management or operation regarding Shanghai Tongcheng Enterprise Management Co., Ltd., and we believe his involvement with Shanghai Tongcheng Enterprise Management Co., Ltd. is not part of his professional experience and should not be disclosed in the Management section.

36. Please revise throughout the filing to clarify which specific provisions will apply pursuant to your Amended and Restated Memorandum and Articles of Association, which is expected to take effect immediately prior to the effectiveness of your registration statement, as compared to the current Memorandum and Articles of Association. In addition, please file your Memorandum and Articles of Association as currently in effect as an exhibit and clarify that the Amended and Restated Memorandum and Articles of Association will be effective in connection with the completion of this offering.

RESPONSE: We note the Staff’s comment, and respectfully advise that we have revised throughout the prospectus to clarify that as of the date of this prospectus, we have not amended our Memorandum and Articles of Association since incorporation. We have filed our current Memorandum and Articles of Association as exhibit 3.1 to the Amendment No.1 to the Draft Registration Statement.

37. Please describe whether there are any arrangements or understandings with respect to shareholders, customers, suppliers or others, pursuant to which any person referred to in the Management section was selected as a director or member of senior management. Refer to Item 6.A.5. of Form 20-F.

RESPONSE: We note the Staff’s comment, and respectfully advise that there is no arrangement or understanding with respect to shareholders, customers, suppliers or others, pursuant to which any person referred to in the Management section was selected as a director or member of senior management.

38. Please describe how your disclosure complies with Item 6.E. of Form 20-F and revise your filing throughout to clarify.

RESPONSE: We note the Staff’s comment, and respectfully advise that we have disclosed the share ownership among our directors and officers under “Principal Shareholders” section on page 103 of the Amendment No.1 to the Draft Registration Statement.

39. Please update to include compensation information for your directors. Refer to Item 6.B. of Form 20-F.

RESPONSE: We note the Staff’s comment, and respectfully advise that we have revised the “Management” section to include the information and compensation for our directors on page 99 of the Amendment No.1 to the Draft Registration Statement.

Related Party Transactions, page 94

40. Please update this section to reflect the information as of the date of the document, including any additional related parties. By way of example only, disclose your issuance of securities to related parties to the extent applicable. Refer to Item 7.B. of Form 20-F.

RESPONSE: We note the Staff’s comment, and respectfully advise that we have revised the “Related Party Transaction” section to disclose an additional related party as of the date of the prospectus. We also disclosed the nature of the related party transaction with that related party on page 102 of the Amendment No.1 to the Draft Registration Statement.

Principal Shareholders, page 95

41. Please disclose whether your major shareholders currently have different voting rights, or an appropriate negative statement. Refer to Item 7.A.1. of Form 20-F.

RESPONSE: We note the Staff’s comment, and respectfully advise that our major shareholders disclosed in the “Principal Shareholders” section all have the same voting rights, and they do not have negative statement. We have revised the section on page 103 of the Amendment No.1 to the Draft Registration Statement to clarify it.

42. Please describe any arrangements, known to you, the operation of which may at a subsequent date result in a change in control of the company. Refer to Item 7.A.4. of Form 20-F.

RESPONSE: We note the Staff’s comment, and respectfully advise that we are not aware of any arrangements, the operation of which may at a subsequent date result in a change in control of the Company.

Description of Share Capital, page 96

43. Please explain how your disclosure complies with the requirements of Items 10.A.4., 10.A.6., 10.B.6. and 10.B.8 of Form 20-F, and whether more fulsome disclosure is appropriate.

RESPONSE: We note the Staff’s comment, and respectfully advise that we have revised our disclosure under “Description of Share Capital” section on page 104 of the Amendment No.1 to the Draft Registration Statement to add more detailed disclosure regarding our share capital to better comply with Items 10.A.4., 10.A.6., 10.B.6. and 10.B.8 of Form 20-F.

44. Please explain how the discussions of Mergers and Similar Arrangements and Shareholders’ Suits and Protection of Minority Shareholders comply with the requirements in Item 10.B.9 of Form 20-F.

RESPONSE: We note the Staff’s comment, and respectfully explain to the staff that the above two sections focus on explaining the impact of Cayman Islands law regarding the difference between Cayman Islands laws and U.S. Delaware laws.

Underwriting, page 116

45. Please provide applicable disclosure of Notice to Prospective Investors in the Cayman Islands and, to the extent applicable, Japan.

RESPONSE: We note the Staff’s comment, and respectfully advise that we have revised the “Underwriting” section to provide disclosure of Notice to Prospective Investors in the Cayman Islands on page 129 of the Amendment No.1 to the Draft Registration Statement. The Company confirms that the disclosure to prospective investors in Japan is not applicable because the underwriter will not offer or sell, directly or indirectly, any Ordinary Shares in Japan.

Expenses Related to this Offering, page 122

46. Please revise to include transfer agents’ fees, if any. Refer to Instruction to Item 9.F. of Form 20-F.

RESPONSE: We note the Staff’s comment, and respectfully advise that we have not retained a transfer agent. We will disclose transfer agent’s fee after we retain a transfer agent before the first round of public filing.

Financial Statements

General, page F-1

47. Please provide interim financial statements in your next amendment. Refer to Item 8.A(5) of Form 20-F for guidance

RESPONSE: We note the Staff’s comment, and respectfully advise that we have included the interim financial statements in the amendment to the Amendment No.1 to the Draft Registration Statement.

Exhibit Index, page II-4

48. Please provide the filing fee table required by Item 601(b)(107) of Regulation S-K and revise your registration statement cover page accordingly.

RESPONSE: We note the Staff’s comment, and respectfully advise that we will provide the filing fee table as exhibit 107 at the time of the first public filing, and we also revised our disclosure on the cover page of the Amendment No.1 to the Draft Registration Statement.

49. Please clarify whether you have indemnification agreements with management and directors. If so, file the agreements as exhibits to your registration statement.

RESPONSE: We note the Staff’s comment, and respectfully advise that we do not have indemnification agreements with management and directors.

We appreciate the assistance the Staff has provided with its comments. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal or yly@orllp.legal.

Very truly yours,

/s/ Yujun Xiao
Name:	Yujun Xiao
Title:	Chief Executive Officer